EXHIBIT D.3

STATE OF CONNECTICUT
DEPARTMENT OF PUBLIC UTILITY CONTROL
TEN FRANKLIN SQUARE
NEW BRITAIN, CT 06051



DOCKET NO. 99-06-27
APPLICATION OF THE CONNECTICUT RESOURCES RECOVERY AUTHORITY FOR APPROVAL CONDEMNATION OF PROPERTY OF THE CONNECTICUT LIGHT AND POWER COMPANY



September 1, 1999

By the following Commissioners:


Linda Kelly Arnold
Jack R. Goldberg
Donald W. Downes






DECISION







DECISION

I.	INTRODUCTION

A.	Summary

	In this Decision the Department of Public Utility Control approves the request of the Connecticut Resources Recovery Authority to acquire by condemnation The Connecticut Light and Power Company's South Meadows generation facility in Hartford, Connecticut and approximately 79.9 acres of land. CRRA's Mid-Connecticut resource recovery facility is also located on this land. The acquisition of CL&P's generation plant will allow CRRA to continue its waste processing services to over 60 Connecticut municipalities. CL&P will receive compensation of $10 million in cash and CRRA will assume substantial environmental remediation costs for this property. CL&P will retain and continue to operate all its electric substation, transmission, distribution and associated facilities at the South Meadows site.

B.	Petition

	By application filed with the Department of Public Utility Control (Department) on June 25, 1999 (Application), pursuant to the General Statutes of Connecticut (Conn. Gen. Stat.) Section 16-43, the Connecticut Resources Recovery Authority (CRRA) requests approval of the acquisition by eminent domain, pursuant to its powers under Conn. Gen. Stat. Sections 22a-266(a)(7) and 22a-276, of certain real and personal property of The Connecticut Light and Power Company (CL&P) in Hartford, Connecticut. The property in question contains approximately 79.9 acres of land and improvements thereon east of Reserve Road, north of Maxim Road and west of the Connecticut River and land of the City of Hartford (Property). The land to be acquired is shown as Lot 2 and more particularly bounded and described on a map attached as Exhibit A to the Application, which survey map is entitled: "NORTHEAST UTILITIES SERVICE CO. FOR THE CONNECTICUT LIGHT & POWER COMPANY, BERLIN, CONNECTICUT, COMPILATION PLAN - SOUTH MEADOW GENERATING STATION SEPARATION PLAN SHOWING LAND TO BE CONVEYED AND EASEMENT TO BE RESERVED, HARTFORD, CONNECTICUT, SCALE 1"=100, DATE 3/2/99, REVISED EASEMENT AREA DATE 6/8/99, DWG. NO. 21872-1, ELLIOT F. FULLER, JR. PELS #12328." Applicant proposes to pay CL&P the sum of $10 million as just compensation for the Property, subject to approval of the Superior Court as the assessment of damages for the taking. CRRA will also accept liability for, hold CL&P harmless against, and indemnify CL&P against environmental liabilities with respect to the Property, except that CL&P shall contribute one-half of the expense, but no more $2,000,000, towards remediation work necessary to comply with federal or Connecticut law.

C.	Conduct of the Proceeding

	The Property is not subject to the requirements of Conn. Gen. Stat. Sections 16-50c, 16-50d and 16-50e. No public hearing is required and none was held.


D.	Parties to the Proceeding

	The Department recognized the following as Parties to this proceeding:
The Connecticut Light and Power Company, P.O. Box 270, Hartford, CT 06141-0270; Office of Consumer Counsel, Ten Franklin Square, New Britain, CT, 06051; and Connecticut Resources Recovery Authority, 179 Allyn Street, Hartford, CT 06103.

II.	EVIDENCE OF THE PARTIES

	The Property to be taken by eminent domain consists of approximately
79.9 acres and is improved with buildings, structures, electric generation, transmission, and distribution facilities, and other utilities and appurtenances. CRRA's Mid-Connecitcut resource recovery facility is also located on this acreage, on a parcel leased from CL&P. Application, Exhibit A. The Property is located adjacent to the Connecticut River, providing barge access. The Charter Oak Bridge over the Connecticut River crosses the northwest portion of the Property. The intersection of major interstate highways provides highway access for the truck traffic to the waste processing facility.

	The resource recovery facility was built at this site because it provides fuel for the steam generators at the generation plant. CRRA intends to acquire the land and facilities comprising the generating facilities and associated real property. CRRA would thus secure a market for the steam produced from the burning of the processed refuse. CL&P would retain ownership of the substation, transmission, and distribution assets at the South Meadows station (Retained Facilities). CL&P has designed permanent easements it will retain for those facilities. The permanent easement areas designed for this transfer are shown as "Easement to Be Reserved" on
Exhibit A of the Application.   CRRA will have the right to relocate the
Retained Facilities elsewhere on its site, if practicable, at its cost subject to approval by CL&P. According to the Application, "Prior to the transfer of title, parties will execute a definitive agreement on the specific terms of the transfer." Application, pp. 2 and 5.

	CRRA owns the boiler and attendant facilities related to burning refuse at the site, making it the most interested possible purchaser of CL&P's Property. CL&P is required by Conn. Gen. Statute Section 16-244e to divest its non-nuclear electric generating assets by January 1, 2000. The generating assets, including the turbine, condenser, generator, and associated piping, and associated real property assets at South Meadow are among the assets that will be sold by CL&P and would likely be acquired by a third party unless this application is approved. CRRA states that it has invested approximately $300 million at this site and seeks to secure its interest by acquiring the generating assets. CRRA states that acquisition of the site is in the public interest since it will enable CRRA to continue to provide environmentally sound refuse disposal and recycling for over 60 municipalities in accordance with the Solid Waste Management Services Act. Application, p. 4; Conn. Gen. Stat. Sections 22a-257 et seq.

	CRRA will pay CL&P $10 million for the Property. The net book basis of the property is ($3,217,591). Response to Interrogatory EL-27 in Docket No. 99-02-05, Application of The Connecticut Light and Power Company for Calculation of Stranded Costs, of which the Department hereby takes administrative notice. CRRA also will accept environmental liabilities at the site; however, CL&P will be responsible for up to one half of the expense of any remediation work necessary to comply with federal or state law or regulation, up to a maximum of $2 million. The Company believes remediation costs will substantially exceed that amount, therefore resulting in savings to ratepayers by avoiding these costs. Tr. 6/7/99 in Docket No. 85-05-13
REO1, The Connecticut Light and Power Company's Petition for Approval of Certain Contracts and Transactions Associated With the Mid-Connecticut Refuse to Energy Project Buyout, p. 10, of which the Department hereby takes administrative notice. CRRA shall also reimburse CL&P for certain maintenance performed in the generating assets in 1999, including work on the Unit 6 condenser at an approximate cost of $310,000. Application, p. 8.

III.	DEPARTMENT ANALYSIS

	CL&P is a public service company as defined by Conn. Gen. Stat. Section 16-1(a)(4), and, therefore, a condemnation of its property is subject to Department approval pursuant to Conn. Gen. Stat. Section 16-43. Section 6 of Public Act 98-28 (Conn. Gen. Stat. Section 16-244e), An Act Concerning
Electric Restructuring, requires CL&P to divest its non-nuclear electric generating assets by January 1, 2000, in accordance with the divestiture plan approved by the Department in the Decision dated January 8, 1999, in Docket
No. 98-10-08, DPUC Review of The Connecticut Light and Power Company's Divestiture Plan. The electric generation assets and real property at South Meadow are among the assets that must be sold by CL&P pursuant to the restructuring act. Unless this application is approved, the Property could be acquired by a third party with whom CRRA has no contractual relationship.

	Since CRRA has invested approximately $300 million in its Mid-Connecticut resource recovery project at the South Meadows site, it seeks to secure the Property including the generation facilities. Application, p. 4. The processed refuse from the recycling plant will continue to produce steam for electric generation at the facility. The condemnation of the Property will allow CRRA to continue refuse disposal and resource recycling in accordance with the Solid Waste Management Services Act. Conn. Gen. Stat. Sections 22a-257 to 22a-285k.

	THE CONNECTICUT RESOURCES RECOVERY AUTHORITY, ESTABLISHED BY CONNECTICUT LAW IN 1973, IS "A BODY POLITIC AND CORPORATE, CONSTITUTING A PUBLIC INSTRUMENTALITY AND POLITICAL SUBDIVISION OF THE STATE OF CONNECTICUT ESTABLISHED AND CREATED FOR THE PERFORMANCE OF AN ESSENTIAL PUBLIC
AND GOVERNMENTAL FUNCTION."   CONN. GEN. STAT. SECTIONS 22A-261.  CRRA'S
POWERS, AUTHORITY AND DUTIES ARE DESCRIBED IN THE CONNECTICUT SOLID WASTE MANAGEMENT SERVICES ACT, CONN. GEN.STAT. SECTIONS 22A-257 TO 22A-285K. CRRA
HAS THE POWER TO ACQUIRE PROPERTY INTERESTS BY EMINENT DOMAIN.  CONN. GEN.
STAT.  SECTIONS 22A-266(A)(7) AND 22A-276.

	PURSUANT TO CONN. GEN. STAT. SECTIONS 22A-276 AND 48-12, CRRA PLANS TO FILE A CONDEMNATION ACTION WITH THE HARTFORD DISTRICT OF THE SUPERIOR COURT
TO TAKE THE PROPERTY. DAMAGES TO AN OWNER OF CONDEMNED PROPERTY ARE ASSESSED AT FAIR MARKET VALUE PURSUANT TO THE PROCEDURES ESTABLISHED BY CONN. GEN. STAT. SECTIONS 8-132 ET SEQ. THE PARTIES HAVE AGREED UPON THE FAIR MARKET VALUE OF THE PROPERTY AND CRRA WILL FILE THE ACTION WITH THE SUPERIOR
COURT FOR THE AGREED UPON COMPENSATION. APPLICATION, PP. 4, 7. CRRA IS THE PARTY MOST LIKELY TO PAY FAIR MARKET VALUE FOR THE PROPERTY, GIVEN ITS FACILITY OPERATES AT THIS LOCATION.

	CRRA is a quasi-public agency with clear legislative mandates. Additionally, the facility meets the qualifications of Public Act 98-28 for Class II renewable generation, and its continued operation promotes state energy policy. A sale of CL&P's South Meadows generating facilities to a third party could adversely affect CRRA's recycling facility. Acquisition by an entity that did not properly operate and maintain the equipment could curtail the use of steam from the recycling plant. Acquisition of the CL&P generating facilities will promote the public interest by preserving CRRA's ability to burn refuse and sell the end product, which in this case will become electricity instead of steam.

	Public Act 98-28 Sections 8(h)(3) and (4) require that all gains from sales of property occurring after July 1, 1998, be used to reduce the total amount of nuclear stranded costs. Therefore, CL&P must record the gain in a contra plant account and have the gain act as an offset to rate base. CL&P shall make entries to this account readily identifiable for review and audit so that CL&P and the Department can track the amount available to offset nuclear stranded costs. The Department intends to apply the gain from the sale of this facility to offset stranded cost in Docket No. 99-03-36, DPUC Determination of The Connecticut Light and Power Company's Standard Offer.

	Since CL&P's access to transmission and distribution facilities at the site will not be impeded by the condemnation, the ability of CL&P to provide electric service to the public will not be harmed by the transaction. Provision of the designated easement rights over the Property will enable
CL&P to continue to provide electric service, consistent with its duties as an electric distribution company. Conn. Gen. Stat. Section 16-1(a)(29).

	Review of the evidence submitted shows that the taking of the Property by CRRA will not adversely affect CL&P's ability to continue to provide service to its customers. There is no reason to believe that ratepayers or shareholders will be adversely affected by the taking of the Property and retention of necessary easement rights by CL&P.

IV.	FINDINGS OF FACT

1.	CRRA is a quasi-public agency of the State of Connecticut and has the power of _______ eminent domain.

2.	CRRA requires the Property of CL&P to control the land for its waste processing facility and secure a market for the steam it produces from the burning of refuse.

3.	CL&P must divest itself of the South Meadows generation facility.

4. CRRA WILL REIMBURSE CL&P THE SUM OF $10 MILLION, PLUS CONSIDERATION FOR MAINTENANCE PERFORMED IN 1999.

5.	CRRA will assume the major responsibility for environmental remediation costs at the Property.

6.	CL&P is exposed to a maximum of $2 million in environmental remediation costs at the site.

7.	The parties agreed that cash consideration of $10 million, $310,000 for
1999 repairs, and assumption of environmental remediation costs is a reasonable estimation of the fair market value of the Property to be condemned, and the compensation will be submitted to the Superior Court for approval.

8.	The CRRA facility will produce electricity as a Category II renewable energy source.

9.	CL&P will retain ownership of the substation, transmission, and distribution assets at the South Meadows station and of permanent easements for access to and operation of these facilities.

V.	CONCLUSION AND ORDERS

A.	Conclusion

	Based on the record in this proceeding, the Department hereby approves the condemnation and taking by CRRA of the Property owned by CL&P at the South Meadows facility, with the retention by CL&P of all substation, transmission, distribution, other facilities and permanent easements to operate such facilities necessary to provide services as an electric distribution company. Prior to the transfer of title CL&P and CRRA will execute a definitive agreement on the specific terms of the transfer. The Department approves of the $10 million cash compensation and allocation of site remediation costs as a reasonable fair market value of the Property as agreed to by CRRA and CL&P and to be submitted to the Superior Court for approval.

B.	Orders

1.	CL&P shall submit to the Department copies of the Easement agreements necessary to the operation of the Retained Facilities at the South Meadows, within 60 days of this Decision.

2.	CL&P shall submit to the Department copies of the executed agreement detailing the specific terms of the transfer within 30 days of its execution.

3.	CL&P shall submit to the Department no later than 30 days after it is issued the approval by the Superior Court of the statement of compensation filed by CRRA pursuant to Conn. Gen. Stat. Section 8-129. CL&P shall also submit at that time a copy of the statement of compensation, and a statement by CL&P that it is not appealing the statement of compensation because it is not aggrieved by the amount of compensation by CRRA.

4.	CL&P shall submit the journal entries, reflecting the value of the
Property taken no later than 30 days after payment is entered.


		Linda Kelly Arnold

		Jack R. Goldberg

		Donald W. Downes


CERTIFICATE OF SERVICE

	The foregoing is a true and correct copy of the Decision issued by the Department of Public Utility Control, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.


				                         		9/8/99
				Louise E. Rickard				Date
				Acting Executive Secretary
				Department of Public
				Utility Control